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October 21, 2005	www.cooley.com	202 842-7800
VIA EDGAR	DARREN K. DESTEFANO
Jeffrey Shady	(703) 456-8034
United States Securities and Exchange Commission	ddestefano@cooley.com

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gladstone Commercial Corporation
Registration Statement on Form S-3
Filed October 3, 2005
Registration No. 333-128783
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 8, 2005 and amended March 9, 2005
Commission File No. 0-50363
Dear Mr. Shady:
     On behalf of Gladstone Commercial Corporation (“Gladstone Commercial” or the “Company”), we are filing herewith Amendment No. 1 to the Company’s Registration Statement on Form S-3 (“Amendment No. 1”), marked to show changes from the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2005.
     Amendment No. 1 is being filed in response to written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission on October 17, 2005, with respect to the Registration Statement which, for your convenience, we have reproduced below.
Form 10-K
General
We note that Item 9.A. in your Form 10-K does not include a discussion of management’s conclusions as to the effectiveness of your disclosure controls and procedures. Consequently, please revise your Form 10-K to amend Item 9.A. to include a discussion of your disclosure controls and procedures. Please file your amended Form 10-K in its entirety including the latest form of certifications.

October 21, 2005
Page Two

Response:	In response to the Staff’s comment, the Company has amended its Annual Report on Form 10-K by filing Amendment No. 2 to amend Item 9.A. to include a discussion of its disclosure controls and procedures.
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We further note the Company’s acknowledgment that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please direct any further questions or comments concerning the Registration Statement or this response letter to Thomas R. Salley at (703) 456-8070 or the undersigned at (703) 456-8034.
Sincerely,
/s/ Darren K. De Stefano
Darren K. DeStefano, Esq.

cc:	David J. Gladstone
Allyson Williams, Esq.
Thomas R. Salley, Esq.
Christina L. Novak, Esq.